VIA FACSIMILE 202.772.9369

April 18, 2006

John Cash
Accounting Branch Chief
Securities and Exchange Commission
MAIL STOP 7010 450 Fifth Street, N.W.
Washington, D.C. 20549-7010


Dear Mr. Cash:

This letter is being filed to respond to comments made by the Securities and Exchange Commission staff (the "Staff") in its comment letter dated March 28, 2006. We have transcribed the Staff's comments below and each of the Staff's comments is followed by the Company's responses.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004.
----------------------------------------------------

COMMENT 1
---------

1. In your response you state that you recognize revenue when units are shipped based on the designated FOB point. It appears to us that you should revise your revenue recognition policy in future filings to clarify that fact by deleting the current reference to "as terms and conditions of purchase orders are met" since it does not appear to be accurate.

RESPONSE:

          We will update future filings to clarify our revenue recognition policy and remove the reference to "as terms and conditions of purchase orders are met".

COMMENT 2
---------

2. It remains unclear to us why you believe your use of percentage of completion accounting is appropriate based on the provisions of SOP 81-1. Please tell us the specific terms and provisions of this contract and provide support for your accounting. It is unclear to us why the criteria you identified in your response, impact your revenue recognition policy. In addition, please help us understand the impact on your financial statements of recognizing revenue

John Cash                                                            Page 2 of 3
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


          under the percentage of completion method of accounting rather than as units were shipped for FY 2003, FY 2004 and each quarterly period in FY 2005, including the impact on revenue and net income.

RESPONSE:

          Revenue Recognition on Long-Term Contracts
          ------------------------------------------

          Revenue representing an immaterial amount of 2005 sales was accounted for using the percentage of completion, cost-to-cost method of accounting in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. This method of revenue recognition is for the long-term production of aircraft actuators. The contractual agreements include customers' requirements for the long-term delivery of hardware at a firm-fixed price and a stated number of units.

          We recognize revenue on contracts using the percentage of completion, cost-to-cost method of accounting as work progresses toward completion as determined by the ratio of cumulative costs incurred to date to estimated total contract costs at completion, multiplied by the total estimated contract revenue, less cumulative revenue recognized in prior periods. Changes in estimates affecting sales, costs and profits are recognized in the period in which the change becomes known using the cumulative catch-up method of accounting, resulting in the cumulative effect of changes reflected in the period. Estimates are reviewed and updated quarterly.

          Contract costs include only allocable, allowable and reasonable costs and are included in cost of sales when incurred. The nature of these costs includes product manufacturing costs including direct material, direct labor, other direct costs and indirect overhead costs. Contract profit is recorded as a result of the revenue recognized less costs incurred in any reporting period.

          Per your request, the following table shows the immateriality of the impact on our financial statements (including both revenue and net income) of using the percentage of completion method of accounting when compared to the units shipped method of accounting for FY2003, FY2004 and each quarterly period in FY2005.

John Cash                                                            Page 3 of 3
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



                           SUMMARY INFORMATION FOR SEC
                                 (000'S OMITTED)
                                                                                 1st Qtr  2nd Qtr   3rd Qtr  4th Qtr
                                                              2003      2004      2005     2005      2005     2005
                                                              ----      ----      ----     ----      ----     ----
  REVENUE IMPACT
  --------------
    Revenue impact of using the percentage of completion
      method rather than units shipped method                ($114)    ($104)    ($168)    ($36)     ($93)    ($175)
    Total Net Revenues Reported                            $17,574   $22,113    $5,684   $6,136    $5,826    $5,480
      Difference in net revenue as a % of reported
        revenue                                              -0.65%    -0.47%    -2.96%   -0.59%    -1.60%    -3.19%

  NET INCOME IMPACT
  -----------------
    Net Income impact of using the percentage of
      completion method rather than units shipped method      ($11)     ($10)     ($12)     ($3)      ($5)     ($10)

  Earnings Per Share Impact
  -------------------------
    Difference in EPS - Basic and Diluted
      (based on number of shares as of 12/31/05)            ($0.01)    $0.00    ($0.01)   $0.00     $0.00     $0.00


As shown by the above table, the use of the percentage of completion method of accounting results in an immaterial difference (reduction) in revenue and net income when compared to using the units shipped method of accounting.

If you require additional information please call.


                                             Sincerely,

                                             /s/ Cari L. Jaroslawsky, CPA
                                             -----------------------------------
                                                 Cari L. Jaroslawsky, CPA
                                                 CFO and Treasurer